Exhibit 99.2

2018-07-27

PRESS RELEASE

Status of the Market Authorisation Application of Apealea in the European Union

Uppsala, Sweden, July 27, 2018 – Oasmia Pharmaceutical AB hereby issues a notification that contrary to what was anticipated in the draft agenda for this month’s meeting by the Committee for Medicinal Products for Human Use (CHMP), there was no oral explanation and opinion this month. The CHMP was of the opinion that the remaining list of outstanding issues (LoOI) should be responded to in written form within the standard procedure timeline. Oasmia will respond to these remaining LoOI’s and submit no later than August 21, 2018.

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 14.20 CET on July 27, 2018.